UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Captivision Inc.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G18932106

(CUSIP Number)

Will Burns

Paul Hastings LLP

600 Travis St.

Suite 5800

Houston, TX 77002

(713) 860-7352

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G18932106

1.	NAME OF REPORTING PERSON Jaguar Global Growth Partners I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,416,667 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,416,667 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,416,667 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of ordinary shares, $0.0001 par value per share of the Issuer (the “Common Stock”) beneficially owned by the Reporting Persons is comprised of the following: (i) 7,466,667 shares of Common Stock that Jaguar Global Growth Partners I, LLC (the “Sponsor”) acquired from the Issuer on November 15, 2023 in connection with the transactions contemplated by that certain Business Combination Agreement, dated as of March 2, 2023 (as the same has been amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023) among the Issuer and the other parties thereto, as more fully described in the Issuer’s Registration Statement on Form F-4 that was declared effective on September 13, 2023 (the “Business Combination”); and (ii) 11,950,000 shares of Common Stock underlying warrants that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination. JGG SPAC Holdings LLC (“JGG”) and HC Jaguar Partners I LLC (“HC”) are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

(2)

Percent of class calculated based on an aggregate of 28,817,810 shares of Common Stock issued and outstanding as of November 15, 2023, plus 11,950,000 shares of Common Stock underlying the warrants held by the Sponsor.

CUSIP No.: G18932106

1.	NAME OF REPORTING PERSON JGG SPAC Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,416,667 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,416,667 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,416,667 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 7,466,667 shares of Common Stock that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination; and (ii) 11,950,000 shares of Common Stock underlying warrants that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination. JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

(2)

Percent of class calculated based on an aggregate of 28,817,810 shares of Common Stock issued and outstanding as of November 15, 2023, plus 11,950,000 shares of Common Stock underlying the warrants held by the Sponsor.

CUSIP No.: G18932106

1.	NAME OF REPORTING PERSON HC Jaguar Partners I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,416,667 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,416,667 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,416,667 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 7,466,667 shares of Common Stock that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination; and (ii) 11,950,000 shares of Common Stock underlying warrants that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination. JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

(2)

Percent of class calculated based on an aggregate of 28,817,810 shares of Common Stock issued and outstanding as of November 15, 2023, plus 11,950,000 shares of Common Stock underlying the warrants held by the Sponsor.

CUSIP No.: G18932106

1.	NAME OF REPORTING PERSON Gary R. Garrabrant
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,416,667 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,416,667 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,416,667 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The aggregate amount of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 7,466,667 shares of Common Stock that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination; and (ii) 11,950,000 shares of Common Stock underlying warrants that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination. JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

(2)

Percent of class calculated based on an aggregate of 28,817,810 shares of Common Stock issued and outstanding as of November 15, 2023, plus 11,950,000 shares of Common Stock underlying the warrants held by the Sponsor.

CUSIP No.: G18932106

1.	NAME OF REPORTING PERSON Thomas J. McDonald
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,416,667 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,416,667 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,416,667 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The aggregate amount of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 7,466,667 shares of Common Stock that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination; and (ii) 11,950,000 shares of Common Stock underlying warrants that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination. JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

(2)

Percent of class calculated based on an aggregate of 28,817,810 shares of Common Stock issued and outstanding as of November 15, 2023, plus 11,950,000 shares of Common Stock underlying the warrants held by the Sponsor.

CUSIP No.: G18932106

1.	NAME OF REPORTING PERSON Thomas D. Hennessy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,416,667 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,416,667 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,416,667 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The aggregate amount of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 7,466,667 shares of Common Stock that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination; and (ii) 11,950,000 shares of Common Stock underlying warrants that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination. JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

(2)

Percent of class calculated based on an aggregate of 28,817,810 shares of Common Stock issued and outstanding as of November 15, 2023, plus 11,950,000 shares of Common Stock underlying the warrants held by the Sponsor.

CUSIP No.: G18932106

1.	NAME OF REPORTING PERSON M. Joseph Beck
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,416,667 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,416,667 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,416,667 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The aggregate amount of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 7,466,667 shares of Common Stock that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination; and (ii) 11,950,000 shares of Common Stock underlying warrants that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination. JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

(2)

Percent of class calculated based on an aggregate of 28,817,810 shares of Common Stock issued and outstanding as of November 15, 2023, plus 11,950,000 shares of Common Stock underlying the warrants held by the Sponsor.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the ordinary shares, $0.0001 par value per share (“Common Stock”), of Captivision Inc., a Cayman Islands exempted company limited by shares (the “Issuer”). The principal executive offices of the Issuer are located at Unit 18B Nailsworth Mills Estate, Avening Road, Nailsworth, GL6 0BS, United Kingdom.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed jointly by: Jaguar Global Growth Partners I, LLC, a Delaware limited liability company (the “Sponsor”); JGG SPAC Holdings LLC, a Delaware limited liability company (“JGG”); HC Jaguar Partners I LLC, a Delaware limited liability company (“HC”); Gary R. Garrabrant; Thomas J. McDonald; Thomas D. Hennessy, and M. Joseph Beck (collectively, the “Reporting Persons”). See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

The address of the principal office of each of the Reporting Persons is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.

The principal business of the Sponsor, JGG and HG is to own securities in, and indirectly exercise control of, the Issuer.

Mr. Garrabrant is the Executive Chairman of the Issuer, whose principal address is Unit 18B Nailsworth Mills Estate, Avening Road, Nailsworth, GL6 0BS, United Kingdom. The Issuer’s principal business is digital media technology.

Mr. McDonald is Managing Partner of Jaguar Growth Partners, whose principal address is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131. The principal business of Jaguar Growth Partners is investment management.

Mr. Hennessy is Managing Partner of Growth Strategies of Hennessy Capital Group, whose principal address is 195 US HWY 50, Zephyr Cove, NV 89448. The principal business of Hennessy Capital Group is alternative investment.

Mr. Beck is Managing Partner of Growth Strategies of Hennessy Capital Group, whose principal address is 195 US HWY 50, Zephyr Cove, NV 89448. The principal business of Hennessy Capital Group is alternative investment.

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

On April 21, 2021, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on behalf of the special purpose acquisition company predecessor (the “SPAC”) of the Issuer in consideration for an aggregate of 5,750,000 common shares. In July 2021, the Sponsor transferred an aggregate of 125,000 common shares to five of the SPAC’s directors and an aggregate of 75,000 common shares to one or more advisors. On January 27, 2022, the SPAC effected a share capitalization with respect to its common shares of 1,916,667 shares thereof, resulting in the Sponsor holding 7,466,667 shares of common stock of the SPAC. Simultaneously with the consummation of the SPAC’s initial public offering, the Sponsor completed the private placement of 12,450,000 warrants at a purchase price of $1.00 per warrant to the Sponsor.

In connection with the transactions contemplated by that certain Business Combination Agreement, dated as of March 2, 2023 (as the same has been amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023) among the Issuer and the other parties thereto, as more fully described in the Issuer’s Registration Statement on Form F-4 that was declared effective on September 13, 2023 (the “Business Combination”), the securities in the SPAC held by the Sponsor were converted into 7,466,667 shares of Common Stock and 11,950,000 warrants to purchase Common Stock. The source of funds for such transactions was from the general funds available to the Sponsor, including through capital contributions from the other Reporting Persons.

ITEM 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Mr. Garrabrant is the Executive Chairman of the Issuer. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons acquired the securities set forth in Item 5 for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment opportunity. The Reporting Persons may, from time to time, purchase or sell securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Stock and the warrants, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filling of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

ITEM 5.	Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) The aggregate amount of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 7,466,667 shares of Common Stock that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination; and (ii) 11,950,000 shares of Common Stock underlying warrants that the Sponsor acquired from the Issuer on November 15, 2023 in connection with the Business Combination. JGG and HC are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

The percentage of the class is calculated based on an aggregate of 28,817,810 shares of Common Stock issued and outstanding as of November 15, 2023, plus 11,950,000 shares of Common Stock underlying the warrants held by the Sponsor.

(b)	Jaguar Global Growth Partners I, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,416,667

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,416,667

JGG SPAC Holdings LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,416,667

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,416,667

HC Jaguar Partners I LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,416,667

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,416,667

Gary R. Garrabrant:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,416,667

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,416,667

Thomas J. McDonald:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,416,667

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,416,667

Thomas D. Hennessy:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,416,667

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,416,667

M. Joseph Beck:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,416,667

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,416,667

(c) Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Covered Persons has effected any transactions in the Common Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Sponsor Support Agreement

In connection with the Business Combination, the Sponsor entered into a Sponsor Support Agreement, pursuant to which the Sponsor has agreed to subject 1,916,667 shares of Common Stock received by the Sponsor in the Business Combination to vesting (or forfeiture if such shares have not vested prior to the fifth anniversary of the consummation of the Business Combination (the “Specified Period”)) upon the later of (A) the date that is one hundred eighty (180) days after the consummation of the Business Combination and (B) the VWAP for Common Stock Shares being at least $12.50 for 20 trading days within any 30-day consecutive trading day period during the Specified Period.

Registration Rights Agreement

In connection with the Business Combination, the Issuer, the Sponsor and certain other of the Issuer’s shareholders (collectively, the “RRA Parties”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the RRA Parties were granted certain customary registration rights, demand rights and piggyback rights with respect to their respective shares of Common Stock. The Registration Rights Agreement requires the Issuer to file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 30 days after consummation of the Business Combination. The Registration Rights Agreement also provides certain demand rights and piggyback rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. The Issuer has agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

In addition, pursuant to the Registration Rights Agreement, and subject to certain customary exceptions, each RRA Party (including the Sponsor) has agreed agree that, during the period beginning on the date of consummation of the Business Combination and ending on the 180th day thereafter, such RRA Party will not, directly or indirectly: (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Registrable Securities (as defined in the Registration Rights Agreement); (b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities; or (c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b).

The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Sponsor Support Agreement and the Registration Rights Agreement, copies of which are attached to this Schedule 13D as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of January 2, 2024, by and among the Reporting Persons.

Exhibit 99.2	Sponsor Support Agreement (incorporated by reference to Exhibit 4.7 to the Issuer’s Shell Company Report on Form 20-F filed on November 22, 2023).

Exhibit 99.3	Registration Rights Agreement (incorporated by reference to Exhibit 4.10 to the Issuer’s Shell Company Report on Form 20-F filed on November 22, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2024	JAGUAR GLOBAL GROWTH PARTNERS I, LLC, by its Managing Member JGG SPAC Holdings LLC

/s/ Gary R. Garrabrant
Name: Gary R. Garrabrant

Dated: January 2, 2024	JGG SPAC HOLDINGS LLC

/s/ Gary R. Garrabrant
Name: Gary R. Garrabrant
Title: Managing Member

Dated: January 2, 2024	HC JAGUAR PARTNERS I LLC

/s/ Thomas D. Hennessy
Name: Thomas D. Hennessy
Title: Managing Member

Dated: January 2, 2024	/s/ Gary R. Garrabrant
GARY R. GARRABRANT

Dated: January 2, 2024	/s/ Thomas J. McDonald
THOMAS J. MCDONALD

Dated: January 2, 2024	/s/ Thomas D. Hennessy
THOMAS D. HENNESSY

Dated: January 2, 2024	/s/ M. Joseph Beck
M. JOSEPH BECK